EXHIBIT 12.1

PENINSULA GAMING, LLC
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands except ratio information)

Earnings:	2004		Pro Forma 2004		2003		2002		2001		2000
Total earnings	$(45,075)		$(6,280)		$(12,742)		$(732)		$1,819		$1,245

Fixed charges:

Interest charges (including capitalized interest and interest expense related to preferred members’ interest	25,762		24,534		24,113		10,487		8,729		8,712

Amortization of deferred financing costs and bond discount	2,624		2,624		3,161		1,494		911		795

Loss on early retirement of debt	37,566

Total fixed charges	65,952		27,158		27,274		11,981		9,640		9,507

Capitalized interest	(1,251)		(1,251)		(2,202)		(93)

Earnings as adjusted	$19,626		$19,627		$12,330		$11,156		$11,459		$10,752

Ratio of earnings to fixed charges	0.3	x *	0.7	x *	0.5	x *	0.9	x *	1.2	x	1.1	x

*  Earnings were insufficient to cover fixed charges for the years ended December 31, 2004, 2003, and 2002 by $46.3 million, $14.9 million, and $0.8 million, respectively.  Pro forma earnings were insufficient to cover fixed charges for the year ended December 31, 2004 by $7.5 million.